UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

LEJU HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

50187J108

(CUSIP Number)**

Xin Zhou

E-House Holdings Ltd.

c/o 11/F, Yinli Building

383 Guangyan Road

Jing’an District, Shanghai 200072

People’s Republic of China

Phone: +86 21 6133-0808

Facsimile: +86 21 6133-0707

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai, the People’s Republic of China +86 21 6193-8200

November 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**          This CUSIP number applies to the American depositary shares of the Issuer, each representing one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

CUSIP No.	50187J108

1	NAMES OF REPORTING PERSONS Xin Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 220,000 Ordinary Shares [1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 220,000 Ordinary Shares [1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,000 Ordinary Shares [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1                                           Represents Ordinary Shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after November 4, 2020

2                                           This calculation is based on 136,303,688 Ordinary Shares outstanding as of November 4, 2020 (excluding 3,749,065 Ordinary Shares that had been issued to the depositary of the Issuer and reserved for future grants under the Issuer’s share incentive plan).

CUSIP No.	90138A103

1	NAMES OF REPORTING PERSONS E-House Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 4 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 22, 2016, as amended by Amendment No. 1 filed on January 4, 2017, Amendment No. 2 filed on April 26, 2017 and Amendment No. 3 filed on March 26, 2018 (collectively the “Original Filings”) by each of Mr. Xin Zhou (“Mr. Zhou”) and E-House Holdings Ltd. (“E-House Holdings”), with respect to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”) of Leju Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filings.

Item 5.                                 Interest in Securities of the Issuer

Item 5(a)—(b) of the Schedule 13D is hereby amended and restated as follows:

The responses of Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

As of November 4, 2020, Mr. Zhou’s beneficial ownership in the Issuer equals to 220,000 Ordinary Shares, representing approximately 0.2% of the total issued and outstanding Ordinary Shares.  The 220,000 Ordinary Shares beneficially owned by Mr. Zhou are Ordinary Shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after November 4, 2020. The percentage of Ordinary Shares beneficially owned by Mr. Zhou is based on 136,303,688 Ordinary Shares outstanding as of November 4, 2020 (excluding 3,749,065 Ordinary Shares that had been issued to the depositary of the Issuer and reserved for future grants under the Issuer’s share incentive plan).

As of November 4, 2020, E-House Holding’s beneficial ownership in the Issuer is nil.

Mr. Zhou holds 100% of the shares of E-House Holdings and is the sole director of E-House Holdings. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own Ordinary Shares of the Issuer held by E-House Holdings (if any).

Item 5 (c) of the Original Filing is hereby amended and supplemented as follows:

On July 31, 2020, E-House (China) Enterprise Holdings Limited, and Mr. Zhou, E-House (China) Holdings Limited and certain other affiliated entities of Mr. Zhou (collectively the “Zhou Parties”), entered into an equity transfer agreement (“Equity Transfer Agreement”). Pursuant to the Equity Transfer Agreement, E-House (China) Enterprise Holdings Limited has purchased 51,925,996  Ordinary Shares of the Issuer from the Zhou Parties by issuing to the Zhou Parties 166,918,440 of its ordinary shares. Such transaction has been completed on November 4, 2020. This summary description does not purport to be complete, and is qualified in its entirety by the Equity Transfer Agreement dated July 31, 2020, a copy of which is filed to this Schedule 13D.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 5(c) of this Schedule 13D is hereby incorporated by reference in this Item 6.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit 7.01*                       Joint Filing Agreement by and between the Reporting Persons, dated August 22, 2016.

Exhibit 7.02*                       Shareholders Agreement by and among E-House Holdings, Mr. Zhou, SINA and certain other parties thereto, dated August 12, 2016.

Exhibit 7.03*                       Share Exchange Agreement by and among Mr. Zhou, E-House (China) Holdings Limited, China Real Estate Information Corporation, Mr. Shen and Smart Master International Limited, dated March 16, 2018

Exhibit 7.04                              Equity Transfer Agreement by and among E-House (China) Enterprise Holdings Limited, Zhou Xin, On Chance Inc., Kanrich Holdings Limited, Jun Heng Investment Limited and E-House (China) Holdings Limited, dated July 31, 2020

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2020

Xin Zhou

/s/ Xin Zhou

E-House Holdings Ltd.

By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director